Filed Pursuant to Rule 433
Registration Statement No. 333-281174
Issuer Free Writing Prospectus dated March 5, 2026
Relating to Preliminary Prospectus Supplement dated March 5, 2026

EATON CAPITAL UNLIMITED COMPANY

Pricing Term Sheet

€600,000,000 3.550% Notes due 2034
€600,000,000 4.000% Notes due 2038

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated March 5, 2026, relating to the offering of €600,000,000 3.550% Notes due 2034 (the “2034 Notes”) and €600,000,000 4.000% Notes due 2038 (the “2038 Notes” and, collectively with the 2034 Notes, the “Notes”) by Eaton Capital Unlimited Company (the “Preliminary Prospectus Supplement”).  The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Eaton Capital Unlimited Company
Guarantors:	As described in the Preliminary Prospectus Supplement
Maturity Date:	The 2034 Notes will mature on March 10, 2034. The 2038 Notes will mature on March 10, 2038.
Currency:	EUR
Principal Amount:	2034 Notes: €600,000,000 2038 Notes: €600,000,000
Status:	Senior, Unsecured
Format:	SEC Registered
Interest Rate:	The 2034 Notes will bear interest at 3.550% per annum. The 2038 Notes will bear interest at 4.000% per annum.
Benchmark German Government Security:	2034 Notes: DBR 2.200% due February 15, 2034 2038 Notes: DBR 4.000% due January 4, 2037
Benchmark German Government Security Price/Yield:	2034 Notes: 96.44; 2.704% 2038 Notes: 110.08; 2.901%
Spread to German Government Security:	2034 Notes: 86.8 bps 2038 Notes: 110.7 bps
Mid-Swap Yield:	2034 Notes: 2.742% 2038 Notes: 2.928%

Mid-Swap Maturity:	2034 Notes: 8-year 2038 Notes: 12-year
Spread to Mid-Swap:	2034 Notes: 83 bps 2038 Notes: 108 bps
Yield to Maturity:	2034 Notes: 3.572% 2038 Notes: 4.008%
Price to Public:	2034 Notes: 99.849% of the principal amount 2038 Notes: 99.925% of the principal amount
Interest Payment Dates:	Interest on the 2034 Notes will be payable annually on March 10, beginning March 10, 2027. Interest on the 2038 Notes will be payable annually on March 10, beginning March 10, 2027.
Business Days:	TARGET, New York
Optional Redemption:
2034 Notes: German Government Security Yield Rate plus 15 bps at any time prior to December 10, 2033 (three months prior to maturity); par call at any time on or after December 10, 2033

2038 Notes: German Government Security Yield Rate plus 20 bps at any time prior to December 10, 2037 (three months prior to maturity); par call at any time on or after December 10, 2037

Expected Issue Ratings (Moody’s / S&P)*:	A3 / A-
ISIN/Common Code:	2034 Notes: XS3309643594 / 330964359 2038 Notes: XS3309644568 / 330964456
Settlement:	Euroclear / Clearstream, Luxembourg
Paying Agent:	The Bank of New York Mellon, London Branch
Trustee and Security Registrar:	The Bank of New York Mellon Trust Company, N.A.
Change of Control Triggering Event:	Issuer required to make an offer to repurchase at 101% if a Change of Control Triggering event occurs
Denomination:	€100,000 and integral multiples of €1,000 in excess thereof
Form of Notes:	Registered Form, New Safekeeping Structure
Expected Listing:	Application will be made to list the Notes on the New York Stock Exchange
Day Count Fraction:	Actual / Actual (ICMA)
Trade Date:	March 5, 2026

Settlement Date**:	March 10, 2026 (T+3)
Joint Book- Running Managers:
Barclays Bank PLC
BofA Securities Europe SA
Citigroup Global Markets Limited
J.P. Morgan Securities plc
Morgan Stanley & Co. International plc
BNP PARIBAS
Deutsche Bank Aktiengesellschaft
Goldman Sachs & Co. LLC

Co-Managers:
Academy Securities, Inc.
BNY Mellon Capital Markets, LLC
HSBC Continental Europe
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
PNC Capital Markets LLC
TD Global Finance unlimited company
Truist Securities, Inc.

U.S. Notes Offering:
Prior to this offering, we priced the issuance of an offering (the “U.S. Notes Offering”) of U.S. dollar-denominated senior notes to be issued by Eaton Corporation and guaranteed by Eaton Corporation plc, Eaton Capital Unlimited Company and certain other of our subsidiaries that will also guarantee the Notes, consisting of U.S.$1.5 billion aggregate principal amount of 3.850% Notes due 2028, U.S.$1.5 billion aggregate principal amount of 3.950% Notes due 2029, U.S.$1.5 billion aggregate principal amount of 4.200% Notes due 2031, U.S.$1.0 billion aggregate principal amount of 4.500% Notes due 2033, U.S.$2.0 billion aggregate principal amount of 4.800% Notes due 2036 and U.S.$1.0 billion aggregate principal amount of 5.450% Notes due 2056 (collectively, the “U.S. Notes”), the proceeds of which we intend to use for general corporate purposes, including to consummate the previously disclosed acquisition of Boyd Thermal. The closing of the U.S. Notes Offering is subject to customary closing conditions and there can be no assurance that the U.S. Notes Offering will be completed. The settlement of this offering is not conditioned upon settlement of the U.S. Notes Offering or vice versa. The U.S. Notes Offering was made pursuant to a separate prospectus supplement. Nothing in this pricing term sheet shall constitute an offer to purchase U.S. Notes.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This pricing term sheet is not intended for retail investors in member states of the European Economic Area (“EEA”).  For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“EU MiFID II”);  or (ii) a customer within the meaning of Directive 2016/97/EU, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of EU MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

This pricing term sheet is not intended for retail investors in the UK.  For these purposes, a retail investor means a person who is neither (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 nor (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the European Union Withdrawal Act 2018 (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

EU MIFID II PRODUCT GOVERNANCE / Professional investors and ECPs only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in EU MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate.  Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to EU MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

In the European Economic Area, the communication of this pricing term sheet is only addressed to, and is directed at, persons and legal entities in member states of the European Economic Area who are “qualified investors” as defined in Regulation (EU) 2017/1129, as amended.  This pricing term sheet must not be acted on or relied on in any member state of the European Economic Area by persons who are not qualified investors.  Any investment or investment activity to which this announcement relates is available only to qualified investors in any member state of the European Economic Area.

UK MiFIR PRODUCT GOVERNANCE / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate.  Any distributor should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

In the United Kingdom, the communication of this pricing term sheet is only addressed to, and is directed at, persons and legal entities who are “qualified investors” as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024.

The communication of this pricing term sheet is only being distributed to and is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or (3) persons who are outside the United Kingdom or to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of any securities of the Issuer may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “Relevant Persons”).  In the United Kingdom, any investment or investment activity to which the communication of this pricing term sheet relates is only available to, and the Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons.  Any person in the United Kingdom who is not a Relevant Person should not act or rely on this communication or any of its contents.  The securities referenced in this pricing term sheet are not being offered to the public in the United Kingdom.  Each recipient also represents and agrees that it has complied and will comply with all applicable provisions of the FSMA, with respect to anything done by it in relation to any securities referenced in this communication in, from or otherwise involving the United Kingdom.  The communication of this pricing term sheet shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.  This communication of this pricing term sheet does not constitute a prospectus drawn up in compliance with the FCA Handbook Prospectus Rules:  Admission to Trading on a Regulated Market sourcebook.

Relevant stabilization regulations including FCA/ICMA will apply.

The Issuer has filed a registration statement, including a prospectus and the Preliminary Prospectus Supplement, with the Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the Preliminary Prospectus Supplement in that registration statement and other documents the Issuer has filed with the Commission for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement (or, if available, the prospectus supplement) if you request it by contacting Barclays Bank PLC by telephone at 888-603-5847; BofA Securities Europe SA by telephone at 1-800-294-1322; Citigroup Global Markets Limited by telephone at 1-800-831-9146; J.P. Morgan Securities plc by telephone at collect 1-212-834-4533; or Morgan Stanley & Co. International plc by telephone at 1-866-718-1649.

** It is expected that delivery of the Notes will be made against payment therefor on or about the closing date specified herein, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes prior to the business day preceding the Settlement Date, by virtue of the fact that the Notes initially will settle in T+3 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of Notes who wish to trade Notes prior to the business day preceding the Settlement Date should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.